Exhibit 99.1

eHi Car Services Announces Second Quarter 2015 Results

Net revenues increased 69.4% year-over-year

SHANGHAI, August 20, 2015 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•                  Net revenues increased by 69.4% year-over-year to RMB339.9 million (US$54.8 million1) for the second quarter of 2015 from RMB200.6 million for the second quarter of 2014.

	Three months ended June 30,		Year-Over-Year
(RMB ‘000)	2014	2015	Comparison
Car rentals	137,228	251,982	83.6%
Car services	63,394	87,889	38.6%
Total Net Revenues	200,622	339,871	69.4%

•                  Non-GAAP adjusted EBITDA2 increased by 59.5% year-over-year to RMB126.0 million (US$20.3 million) for the second quarter of 2015 from RMB79.0 million for the second quarter of 2014.

•                  Non-GAAP adjusted EBITDA margin was 37.1% for the second quarter of 2015, compared with 39.4% for the second quarter of 2014.

•                  Net income for the second quarter of 2015 was RMB699.1 million (US$112.8 million), compared with a net loss of RMB2.8 million for the second quarter of 2014. Net income for the second quarter of 2015 included RMB803.1 million (US$129.5 million) in gains from sale of cost method investment.

•                  Total period-end fleet size3 increased by 98.1% year-over-year to 30,530 vehicles as of June 30, 2015 from 15,409 vehicles as of June 30, 2014.

•                  Average available fleet size4 increased by 63.5% year-over-year to 24,175 vehicles for the second quarter of 2015 from 14,785 vehicles for the second quarter of 2014.

•                  Total fleet RevPAC5 increased to RMB155 for the second quarter of 2015 from RMB149 for the second quarter of 2014.

•                  Fleet utilization rate6 for car rentals was 71.7% for the second quarter of 2015, compared with 70.0% for the second quarter of 2014.

1  The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at a rate of US$1.00 equal to RMB6.2000 solely for the convenience of the reader.

2  Non-GAAP adjusted EBITDA is defined as net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  “Period-end fleet size” refers to the aggregate number of vehicles in the Company’s car rentals and car services fleets as of the last day of a given period to which the Company holds legal title, including vehicles that the Company has written off in accordance with its accounting policy and vehicles that are currently missing but have not been written off.

4  “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that which it may consider to dispose when appropriate opportunities arise.

5   “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

6  “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “Our car rentals and car services businesses continued to thrive during the second quarter as we executed on our strategic initiatives to further penetrate the market and expand our fleet size, while maintaining industry-benchmark operating efficiency. We will continue to build on our strong foundation as there are many exciting growth opportunities ahead of us. With the support from our equity financing, sales of investments and credit facility from China Development Bank in the second quarter of 2015, we have the resources to further expand our network and fleet size, and fulfill our future business development needs. “

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “During the second quarter, we continued to drive significant revenue growth by expanding fleet size both in car rentals and car services, while leveraging our services network. Second quarter revenues increased by 69.4% year-over-year with growth from each of our business segments. We are also exploring investment opportunities in our related industries.”

Second Quarter 2015 Financial Results

Net revenues for the second quarter of 2015 were RMB339.9 million (US$54.8 million), up 69.4% year-over-year, which was attributable to increases in net revenues from both car rentals and car services.

Net revenues from car rentals for the second quarter of 2015 were RMB252.0 million (US$40.6 million), up 83.6% year-over-year, primarily driven by increases in the Company’s average available fleet size for car rentals.

Net revenues from car services for the second quarter of 2015 were RMB87.9 million (US$14.2 million), up 38.6% year-over-year, primarily driven by increased demand from the Company’s corporate clients.

Vehicle operating expenses for the second quarter of 2015 were RMB275.0 million (US$44.4 million), up 66.9% year-over-year, primarily due to increases in depreciation, labor and insurance costs.

The Company disposed of 1,503 used vehicles during the second quarter of 2015 through various sales channels and recorded a loss of RMB2.1 million (US$0.3 million). The loss was recognized as an adjustment to the vehicle-related depreciation expense as part of the Company’s vehicle operating expenses.

Selling, general and administrative expenses for the second quarter of 2015 were RMB61.4 million (US$9.9 million), up 73.6% year-over-year, primarily due to increases in employee-related costs such as salaries and welfare expenses, and to a lesser extent, increases in advertising and promotion expenses.

Profit from operations for the second quarter of 2015 was RMB4.4 million (US$0.7 million), compared with RMB13.0 million for the second quarter of 2014.

Net income for the second quarter of 2015 was RMB699.1 million (US$112.8 million), compared with a net loss of RMB2.8 million for the second quarter of 2014. Net income for the second quarter of 2015 included RMB803.1 million (US$129.5 million) in gains from sale of cost method investment.

Non-GAAP adjusted EBITDA for the second quarter of 2015 was RMB126.0 million (US$20.3 million), up 59.5% year-over-year, mainly due to the continuously increasing average available fleet size.

Non-GAAP adjusted EBITDA margin for the second quarter of 2015 was 37.1%, compared with 39.4% for the second quarter of 2014.

As of June 30, 2015, the Company’s cash and cash equivalents balance was RMB1.8 billion (US$284.2 million).

Recent Developments

On June 24, 2015, the Company announced that it entered into a definitive agreement on June 2, 2015, pursuant to which the Company transferred 100% equity interest in its wholly owned subsidiary Elite Plus Developments Limited (“Elite Plus”) to Eagle Legend Global Limited, an independent third party, for gross proceeds of US$160.9 million. This transaction was closed on June 24, 2015. Elite Plus currently holds a stake in Xiaoju Kuaizhi Inc., which the Company invested in April 2014 at a consideration of approximately US$25 million. The net proceeds received from this transaction will be used to further expand eHi’s car rental and car services fleets and to fund eHi’s operations across China.

On June 30, 2015, the Company held an extraordinary general meeting of shareholders in Shanghai and announced that eHi’s shareholders approved the issuance of 10,900,000 Class A common shares to Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited (collectively, the “Buyers”) in connection with the second closing of the private placement transaction pursuant to the Securities Purchase Agreement dated May 22, 2015 (the “SPA”). The first closing of the transaction was completed on May 27, 2015 and the second closing was completed on June 30, 2015. As part of the closing conditions to the SPA, the Company entered into a Registration Rights Agreement pursuant to which the Buyers will be entitled to Form F-3 and other registration rights.

On July 20, 2015, the Company announced that it entered into a five-year framework agreement (the “Agreement”) with China Development Bank Shanghai Branch that will include various financing products for an aggregate amount of RMB1.5 billion. The Agreement also allows eHi and China Development Bank Shanghai Branch to establish an innovative strategic cooperation in various areas, including vehicle fixed-asset investment. As of today, the Company has not drawn down any amount under this framework agreement.

Outlook

The Company estimates that its fiscal year 2015 net revenues will be in the range of RMB1.5 billion to RMB1.6 billion, which would represent an increase of approximately 76% to 88% from RMB851.2 million in 2014. The Company estimates that its total period-end fleet size as of December 31, 2015 will be in the range of 37,000 to 40,000 vehicles, which would represent an increase of approximately 87% to 103% from 19,746 vehicles as of December 31, 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 20, 2015 (8:00 PM Beijing/Hong Kong time on August 20, 2015).

Dial-in details for the earnings conference call are as follows:

United States (toll free): 1-888-346-8982

International: 1-412-902-4272

Hong Kong: 852-3018-4992

China: 400-120-1203

Participants should call in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call.”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until August 27, 2015:

United States (toll free): 1-877-344-7529

International: 1-412-317-0088

Replay Access Code: 10071075

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn/.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBITDA as a non-GAAP financial measure. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. The Company’s management believes that adjusted EBITDA facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted EBITDA is that adjusted EBITDA excludes depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

The Piacente Group, Inc.

Mr. Don Markley

Tel: +1-212-481-2050

E-Mail: ehi@thepiacentegroup.com

eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS

Current assets:
Cash and cash equivalents	926,207,744	1,762,307,942	284,243,216
Restricted cash	192,758,072	204,600,000	33,000,000
Accounts receivable, net	111,885,971	113,290,711	18,272,695
Prepayments and other current assets	195,605,733	282,813,141	45,615,024
Total current assets	1,426,457,520	2,363,011,794	381,130,935

Cost method investment	152,975,000	—	—
Property and equipment, net	1,940,047,599	2,853,876,558	460,302,671
Intangible assets	38,246,326	45,157,243	7,283,426
Vehicle purchase deposits	174,184,628	98,751,322	15,927,633
Other non-current assets	23,728,439	31,063,805	5,010,291
Total assets	3,755,639,512	5,391,860,722	869,654,956

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	5,487,316	7,404,242	1,194,233
Accrued expenses and other current liabilities	127,913,033	161,151,556	25,992,186
Income tax payable	2,095,273	85,703,494	13,823,144
Short-term borrowings	540,519,348	625,099,068	100,822,430
Total current liabilities	676,014,970	879,358,360	141,831,993

Long-term borrowings	713,232,869	1,040,396,019	167,805,810
Other non-current liabilities	—	1,400,000	225,806
Total liabilities	1,389,247,839	1,921,154,379	309,863,609

Shareholders’ equity
Common shares	727,825	865,226	139,553
Additional paid-in capital	3,621,645,725	4,423,152,407	713,411,679
Accumulated other comprehensive income	1,144,629	1,000,045	161,298
Subscriptions receivable	—	(399,829,312)	(64,488,599)
Accumulated deficits	(1,257,126,506)	(554,482,023)	(89,432,584)
Total shareholders’ equity	2,366,391,673	3,470,706,343	559,791,347
Total liabilities and shareholders’ equity	3,755,639,512	5,391,860,722	869,654,956

eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2014	2015	2015	2014	2015
	RMB	RMB	USD	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	137,227,750	251,981,712	40,642,212	267,552,100	478,370,321
Car services	63,393,891	87,888,937	14,175,635	116,986,131	157,008,213
Total net revenues	200,621,641	339,870,649	54,817,847	384,538,231	635,378,534

Vehicle operating expenses	(164,814,498)	(275,047,104)	(44,362,436)	(316,012,844)	(514,849,655)
Selling and marketing expenses	(8,030,606)	(13,576,457)	(2,189,751)	(16,026,713)	(24,159,500)
General and administrative expenses	(27,311,279)	(47,773,962)	(7,705,478)	(55,963,646)	(81,791,640)
Other operating income	12,575,783	877,939	141,603	12,681,695	2,386,741
Total operating expenses	(187,580,600)	(335,519,584)	(54,116,062)	(375,321,508)	(618,414,054)
Profit from operations	13,041,041	4,351,065	701,785	9,216,723	16,964,480

Interest income	759,033	640,412	103,292	2,831,356	1,271,177
Interest expense	(15,786,245)	(29,802,150)	(4,806,798)	(30,953,820)	(55,975,391)
Gains from waiver of warrants	—	—	—	—	16,869,935
Gains from sale of cost method investment	—	803,059,728	129,525,763	—	803,059,728
Other income/(expense), net	(138,171)	6,370,604	1,027,516	(395,807)	6,299,770
Income/(loss) before income taxes	(2,124,342)	784,619,659	126,551,558	(19,301,548)	788,489,699
Provision for income taxes	(725,165)	(85,535,202)	(13,796,000)	(1,384,301)	(85,845,216)
Net income/(loss)	(2,849,507)	699,084,457	112,755,558	(20,685,849)	702,644,483
Accretion on Series A convertible redeemable preferred shares to redemption value	(19,696)	—	—	(39,386)	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(976,134)	—	—	(1,949,164)	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(21,147,961)	—	—	(41,570,345)	—
Accretion on Series D convertible redeemable preferred shares to redemption value	(14,418,552)	—	—	(28,324,812)	—
Accretion on Series E convertible redeemable preferred shares to redemption value	(28,749,721)	—	—	(51,282,092)	—
Accretion on Class A convertible redeemable preferred shares to redemption value	(6,359,345)	—	—	(12,587,297)	—
Net income/(loss) attributable to common shareholders	(74,520,916)	699,084,457	112,755,558	(156,438,945)	702,644,483

Net income/(loss)	(2,849,507)	699,084,457	112,755,558	(20,685,849)	702,644,483
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(2,203,230)	(2,868,498)	(462,661)	739,152	(144,584)
Comprehensive income/(loss)	(5,052,737)	696,215,959	112,292,897	(19,946,697)	702,499,899

Weighted average number of common shares used in computing net income/(loss) per share
Basic	6,096,842	119,217,341	119,217,341	6,096,842	116,643,839
Diluted	6,096,842	121,751,506	121,751,506	6,096,842	118,863,159

Net income/(loss) per share attributable to common shareholders
Basic	(12.22)	5.86	0.95	(25.66)	6.02
Diluted	(12.22)	5.74	0.93	(25.66)	5.91

eHi Car Services Limited
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2014	2015	2015	2014	2015
	RMB	RMB	USD	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Income/(Loss)	(2,849,507)	699,084,457	112,755,558	(20,685,849)	702,644,483
Add / (subtract):
Depreciation and amortization	65,029,807	112,037,723	18,070,600	121,947,689	212,244,688
Share-based compensation	1,053,958	3,199,526	516,053	2,261,308	6,166,574
Interest income	(759,033)	(640,412)	(103,292)	(2,831,356)	(1,271,177)
Interest expense	15,786,245	29,802,150	4,806,798	30,953,820	55,975,391
Provision for income taxes	725,165	85,535,202	13,796,000	1,384,301	85,845,216
Gains from waiver of warrants	—	—	—	—	(16,869,935)
Gains from sale of cost method investment	—	(803,059,728)	(129,525,763)	—	(803,059,728)
Adjusted EBITDA	78,986,635	125,958,918	20,315,954	133,029,913	241,675,512